William J. “Jody” Billiard Vice President, Controller and Chief Accounting Officer

VIA EDGAR
August 23, 2010
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Coca-Cola Bottling Co. Consolidated Form 10-K Filed March 18, 2010 File No. 000-09286
Dear Mr. Reynolds:
This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K of Coca-Cola Bottling Co. Consolidated (the “Company”) for the year ended January 3, 2010, as set forth in your letter dated August 10, 2010.
For your convenience of reference, the Staff’s comments are provided herein in bold, with our response following the comment.
Form 10-K, filed March 18, 2010
1.	We note your response to prior comment two indicating that board resolutions and officers’ certificates delivered to the trustee were used instead of supplemental indentures. Please file the relevant officer certificates and board resolutions with your next periodic report as an exhibit pursuant to Item 601(a)(4) of Regulation S-K.
Response: The Company advises the Staff that the following exhibits related to its $110,000,000 aggregate principal amount of 7.00% Senior Notes Due 2019 were included as exhibits to its
4115 Coca-Cola Plaza, Charlotte, North Carolina 28211

Mr. John Reynolds
United States Securities and Exchange Commission
August 23, 2010

Quarterly Report on Form 10-Q for the quarterly period ended July 4, 2010 that was filed with the Commission on August 13, 2010.
4.2     Officers’ Certificate pursuant to Sections 102 and 301 of the Indenture, dated as of July 20, 1994, as supplemented and restated by the Supplemental Indenture dated as of March 3, 1995, between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee, relating to the establishment of the Company’s $110,000,000 aggregate principal amount of 7.00% Senior Notes Due 2019.
4.3     Resolutions adopted by certain committees of the board of directors of the Company related to the establishment of the Company’s $110,000,000 aggregate principal amount of 7.00% Senior Notes Due 2019.
The Company advises the Staff this certificate and these resolutions are the only relevant officer certificates and board resolutions related to the establishment of its $110,000,000 aggregate principal amount of 7.00% Senior Notes Due 2019.
DEF 14A, filed March 30, 2010
Related Person Transactions, page 41
2.	We note your response to prior comment four in our letter dated July 6, 2010. You refer to agreements “generally providing that The Coca-Cola Company will sell syrups and concentrates to the Company at prices no greater than those charged to other bottlers” and to agreements “generally providing that The Coca-Cola Company will offer marketing funding to the Company in a manner consistent with its dealing with comparable bottlers.” Please confirm that any material agreements relating to these or other matters between you and The Coca-Cola Company have been filed pursuant to Item 601(b)(10) of Regulation S-K.
Response: The Company considers the materiality of its agreements with The Coca-Cola Company on a case-by-case basis, and has filed many of these agreements as exhibits to its periodic reports pursuant to Item 601(b)(10) of Regulation S-K. The Company also includes a general description of its agreements with The Coca-Cola Company, as well as important terms of those agreements, in its Annual Reports on Form 10-K. In light of the Staff’s Comments and with a view to providing enhanced disclosure to its investors, the Company will undertake to file certain additional agreements that it has with The Coca-Cola Company as exhibits to its next Quarterly Report on Form 10-Q. These exhibits will include agreements with The Coca-Cola Company that provide that The Coca-Cola Company will (1) sell syrups and concentrates to the Company at prices no greater than those charged to other bottlers and (2) offer marketing

Mr. John Reynolds
United States Securities and Exchange Commission
August 23, 2010

funding to the Company in a manner consistent with The Coca-Cola Company’s dealings with comparable bottlers. Due to proprietary and confidential information contained in some of these agreements, portions of the agreements may be redacted and filed separately with the Commission in connection with a request for confidential treatment.
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The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	comments from the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration of our conclusions and proposed disclosure. Please call me at 704-557-4219 if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/William J. Billiard

William J. Billiard Vice President, Controller Chief Accounting Officer

cc:	Erin Wilson James Lopez